UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 28, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lan Airlines S.A.

File No. 001-14728 – CF #26755

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Lan Airlines S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 5, 2011.

Based on representations by Lan Airlines S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.1.4	through December 31, 2016
Exhibit 4.2.4	through March 31, 2014
Exhibit 4.4.1	through October 31, 2012
Exhibit 4.5.1	through October 31, 2016
Exhibit 4.6	through May 5, 2021
Exhibit 4.7	through May 5, 2021
Exhibit 4.8	through December 23, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Legal Branch Chief